SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 3, 2023
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated

February 3,

2023 “VOLUNTARY

TRADING STATEMENT

AND TRADING
UPDATE

FOR THE SIX MONTHS ENDED 31 DECEMBER 2022”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 3, 2023

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ” or the “ Group ”)
VOLUNTARY

TRADING STATEMENT

AND TRADING UPDATE

FOR THE SIX MONTHS ENDED 31
DECEMBER 2022
DRDGOLD

is

in

the

process

of

finalising

its

results

for

the

six

months

ended

31

December

2022

(“
Current
Reporting Period
”) and shareholders

are accordingly

advised that the

Company has reasonable

certainty that
for

the

Current

Reporting

Period

it

will

report

earnings

per

share

(“
EPS
”)

and

headline

earnings

per

share
(“ HEPS
”) of between 59.5

cents and 68.1 cents per

share compared to EPS

and HEPS of 58.0 cents

per share
for the six

months ended 31

December 2021 (“
Previous Corresponding Period
”), being an

increase of between
2.6% and 17.4%.
The

expected

increases

in

EPS

and

HEPS

for

the

Current

Reporting

Period

compared

to

the

Previous
Corresponding Period are mainly due to movements in, inter alia , the following items:
1.

Revenue
Revenue increased by R155.8 million, or 6%, to R2,654.3 million

(2021: R2,498.5 million).
Ergo

Mining

Proprietary

Limited’s

(“
Ergo
”)

revenue

increased

by R153.8
million

to R1,958.5

million

(2021:
R1,804.7 million), mainly due to

an 11%

increase in the Rand gold

price received as well

as a 10% increase
in yield

to 0.203g/t

from 0.184g/t

to make

up for

the 2%

decrease in

gold sold

to 2,040Kg

(2021: 2,090Kg).
Volume

throughput

decreased

by

14%

mainly

as

a

result

of

unprecedented

load

shedding,

unscheduled
electricity trip-outs

at the

Ergo plant

related to

the Eskom

grid, and

excessive rain.

Volume

throughput was
also impacted

by late

phase clean-up

at Ergo

sites where,

as the

last material

is lifted

from the

floor of

the
reclamation site, volumes

are typically lower and head grades slightly higher.
Far West Gold Recoveries’ (“ FWGR ”) revenue remained stable at R695.8 million (2021: R693.8 million). The
11%

increase in

the Rand

gold price

received

was offset

by a

10% decrease

in gold

sold to

722Kg (2021:
801Kg).

Volume

throughput

decreased

by

3%

mainly

due

to

severe

weather

causing

damage

to

the
reclamation drawdown point

at Driefontein 5,

resulting in 4

days of lost

tonnages. Yield decreased by 0.012g/t,
or 5%, to 0.245g/t from

0.257g/t in part attributable

to the processing of

a lower-grade part of the

Driefontein
No 5 dump and the suspension of milling to curtail

load during periods of load shedding.
2.

Cash operating costs
The impact of

the increase

in revenue on

earnings and

headline earnings was

moderated by an

increase in
cash operating costs of R159.3 million, or 10%, to R1,839.5

million (2021: R1,680.2 million).

At Ergo,

cash operating costs

increased by

R122.4 million, or

8%, to

R1,594.2 million (2021: R1,471.8

million),
and, at

FWGR,

cash

operating

costs

increased

by R36.9

million,

or 18%,

to R245.3

million (2021:

R208.4
million). At

both Ergo

and FWGR,

these increases

were consistent

with anticipated

double digit

inflationary
increases in the cost of reagents, steel-related products,

electricity and transportation.
3.

Liquidity
As

at

31

December

2022,

DRDGOLD

held

R2,392.2

million

in

cash

and

cash

equivalents

compared

to
R2,525.6 million on 30 June 2022. During the

Current Reporting Period, DRDGOLD generated free cash flow
(cash inflow from

operating activities less cash

outflow from investing activities)

of R215.4 million (2021:

406.9

million)

after

a R223

million

increase

to

R421.5 million

in

investing

activities

and

paying

cash

dividends

of
R342.5 million (2021: R345.5 million). The Group remains free of any bank debt as at 31 December 2022 (30
June 2021: Rnil).
The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the

Company’s auditors.
The condensed

consolidated

interim

results

for the

six

months ended

31

December

2022 are

expected

to

be
published on SENS on or about 15 February 2023.
Johannesburg
3 February 2023
Sponsor
One Capital